UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to ___________

Commission File Number: 1-15174

SIEMENS SAVINGS PLAN FOR UNION EMPLOYEES

(Full title of the Plan and the address of the Plan, if different from that of issuer named below)

Siemens Aktiengesellschaft
c/o Siemens Corporation
153 East 53rd Street, 56th Floor
New York, New York 10022

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

SIEMENS

SIEMENS SAVINGS PLANS
(as defined herein)

Individual Financial Statements

December 31, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm Thereon)

SIEMENS SAVINGS PLANS

Table of Contents

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

The participants of the Siemens Savings Plan and the Siemens Savings Plan for Union Employees and the Members of the Siemens Corporation Administrative and Investment Committees:

We have audited the accompanying individual statements of net assets available for benefits of the Siemens Savings Plan and the Siemens Savings Plan for Union Employees (collectively, the Plans) as of December 31, 2006 and 2005, and the related individual statements of changes in net assets available for benefits for the year ended December 31, 2006. These individual financial statements are the responsibility of the Plans' management. Our responsibility is to express opinions on these individual financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the individual financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the individual financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall individual financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the individual financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plans as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming opinions on the basic individual financial statements taken as a whole. The individual supplemental Schedules H, line 4i – schedule of assets (held at end of year) as of December 31, 2006 are presented for purposes of additional analysis and are not a required part of the basic individual financial statements but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These individual supplemental schedules are the responsibility of the Plans' management. These individual supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic individual financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic individual statements taken as a whole.

KPMG LLP

June 22, 2007

SIEMENS SAVINGS PLANS

Individual Statements of Net Assets Available for Benefits

December 31, 2006

	Savings Plan	Union Plan
Assets:		
Investment in the net assets of the Master Trust for Siemens Savings Plans, at fair value (note 7)	$ 6,296,086,406	168,076,709
Participants' loans receivable	103,737,225	6,766,308
Total assets, at fair value	6,399,823,631	174,843,017
Liabilities:		
Excess contribution refunds	—	97,307
Total liabilities	—	97,307
Net assets available for benefits, at fair value	6,399,823,631	174,745,710
Adjustment from fair value to contract value for fully benefit responsive guaranteed investment contracts	18,801,741	844,291
Net assets available for benefits	$ 6,418,625,372	175,590,001

See accompanying notes to individual financial statements.

SIEMENS SAVINGS PLANS

Individual Statements of Net Assets Available for Benefits

December 31, 2005

	Savings Plan	Union Plan
Assets:		
Investment in the net assets of the Master Trust for Siemens Savings Plans, at fair value (note 7)	$ 5,486,085,979	136,011,075
Participants' loans receivable	100,530,107	5,493,821
Net assets available for benefits, at fair value	5,586,616,086	141,504,896
Adjustment from fair value to contract value for fully benefit responsive guaranteed investment contracts	10,889,062	453,627
Net assets available for benefits	$ 5,597,505,148	141,958,523

See accompanying notes to individual financial statements.

SIEMENS SAVINGS PLANS

Individual Statements of Changes in Net Assets Available for Benefits

Year ended December 31, 2006

	Savings Plan	Union Plan
Additions:		
Additions to net assets attributed to:		
Plan's share of the net investment income of the Master Trust for Siemens Savings Plans (note 7):		
Net appreciation in fair value of investments	$ 585,328,337	11,912,834
Interest	100,083,032	3,593,010
Dividends	37,926,183	701,969
Interest on participants' loans	5,995,510	361,871
Total investment income	729,333,062	16,569,684
Contributions:		
Participants	394,360,620	15,496,096
Excess contribution refunds	—	(97,307)
Employer	114,121,639	4,144,185
Total contributions	508,482,259	19,542,974
Total additions	1,237,815,321	36,112,658
Deductions:		
Deductions from net assets attributed to:		
Benefits paid to participants	444,219,907	14,109,354
Plan expenses	18,927,639	429,098
Total deductions	463,147,546	14,538,452
Net increase in net assets prior to net asset transfers	774,667,775	21,574,206
Asset transfers, net (note 10)	46,452,449	12,057,272
Net increase	821,120,224	33,631,478
Net assets available for benefits:		
Beginning of year	5,597,505,148	141,958,523
End of year	$ 6,418,625,372	175,590,001

See accompanying notes to individual financial statements.

(1) Description of Plans

The following description of the Siemens Savings Plan (the Savings Plan), and the Siemens Savings Plan for Union Employees (the Union Plan) (separately, the Plan, and collectively, the Plans or the Siemens Savings Plans) is provided for general information purposes only. Participants should refer to each Plan document for a more complete description of each of the Plans.

General

The Plans are defined contribution plans sponsored by Siemens Corporation (the Company), an indirectly wholly-owned subsidiary of Siemens Aktiengesellschaft (Siemens AG), covering salaried, hourly, and union employees of the Company, its affiliates and other participating companies. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plans generally define an employee as any person employed by the Company or any affiliated or participating company, provided that the person is residing in the United States and is receiving United States source income.

Participation in the Savings Plan is available to any employee who is employed by the Company or a participating company, excepting leased employees, nonresident aliens and anyone employed on a temporary basis for not more than twelve months. Unless expressly approved by the Company, employees covered by a collective bargaining agreement which does not provide for participation in the Savings Plan are excluded from participation in the Savings Plan. The Union Plan defines an employee as any person employed by the Company or any affiliated company and covered by a collective bargaining agreement providing for participation in the Union Plan, provided that said person is residing in the U.S. and is receiving U.S. source income.

Eligible employees may enroll in the appropriate Plan on any day following their date of employment. Each newly hired employee who is eligible to participate in a respective Plan generally automatically becomes a participant in the appropriate Plan and will have tax-deferred contributions of 3% of the employee's annual compensation withheld unless the employee affirmatively elects not to participate in the Plan, elects to participate at a different rate, or on a basis other than tax deferred contributions. The automatic contributions were invested in the Stable Value Investment Option unless otherwise indicated. Beginning January 1, 2007, these automatic contributions are invested in an appropriate LifeCycle Portfolio.

As a result of acquisitions during 2006, employees from certain companies became eligible to participate in one of the Plans as of the effective dates outlined in note 10. In addition, the assets and liabilities of participants in plans associated with these companies (the Prior Plans) were transferred into one of the Plans as noted in note 10. Prior service under the Prior Plans is recognized as stated in the document for each of the Plans. Generally, service recognized under the Prior Plans is recognized as continued employment for eligibility and vesting purposes under the Plans. All active employees with account balances that were transferred into the Plans from the Prior Plans were fully vested in their Prior Plans' account balances.

As a result of sales of certain businesses or participants transferring to other qualified Siemens Plans, the assets and liabilities of participants for the companies listed in note 10 were transferred out of one of the Plans into plans established by the acquiring company.

Administration

The Administrative Committee of the Company is responsible for administering the Plans' operations and the Investment Committee of the Company is responsible for monitoring investments by the Plans. The ten-person Administrative Committee is composed of the Director of Employee Benefits of the Company, the Vice President/Controller of the Company, and eight human resource representatives from certain of the Company's affiliates who are appointed by the Senior Vice President of Human Resources of the Company. The six-person Investment Committee is composed of the following employees of the Company: the Executive Vice President and Chief Financial Officer (who serves as Chairman of the Investment Committee); the Vice President and Treasurer; Senior Vice President/General Counsel and Secretary; Vice President of Mergers & Acquisitions; Senior Vice President of Human Resources; and Vice President and Controller of Accounting and Reporting, all of whom are appointed by the board of directors of the Company.

Contributions

Participants in the Savings Plan and Union Plan can elect to contribute from 2% to 25%, in 1% increments, of their annual compensation, as defined by the documents for each of the Plans. Participants may make contributions on a tax-deferred basis, an after-tax basis, or a combination of a tax-deferred and after-tax basis. The Plans also allow participants to change their contribution percentages daily. Participants may cease their contributions at any time.

Effective February 2003, the Savings Plan and the Union Plan allowed participants age 50 and older to make additional tax-deferred contributions. These catch-up contributions are subject to IRS limits of $5,000 in 2006.

For the most part, the Company or the participating company, as applicable, matches 50% of its employee's contribution on the first 6% of the employee's compensation contributed to the appropriate Plan. For some groups of employees, the Company or the participating company, as applicable, matches 75% of its employee's contribution on the first 6% of the employee's compensation contributed to the appropriate Plan. For most employees eligible for participation in the Siemens Savings Plan and who are hired on or after April 1, 2006, the Company or the participating company matches 100% of its employee contributions on the first 6% of the employee's compensation contributed to the Plan.

Each participant whose employment with the Company or a participating company is terminated has the option to deposit any lump sum amount that may be received from the Siemens Pension Plan or Siemens Pension Plan for Union Employees (a defined benefit pension plan sponsored by the Company) directly into the appropriate Plan.

As dictated by the Internal Revenue Service (IRS), the maximum combined participant and employer contributions to a participant's account for a plan year was limited to the lesser of $44,000 for 2006, or 100% of the participant's annual compensation. The IRS had limited a participant's annual tax-deferred contribution to $15,000 for the 2006 calendar year. Other IRS limits exist for certain highly compensated employees participating in the Plans.

Investment Options

A participant may direct his or her contributions to the following investment options in increments of at least 1% within the Siemens Savings Plans:

a) Stable Value Investment Option,
b) Large Cap U.S. Stock Investment Option,
c) High Yield Bond Investment Option,
d) Non-U.S. Developed Markets Stock Investment Option,
e) Self-Directed Brokerage Window Investment Option,
f) Core Bond Investment Option,
g) Small Cap U.S. Stock Investment Option,
h) LifeCycle Investment Portfolios,
i) Non-U.S. Emerging Markets Stock Investment Option, and
j) Siemens AG Stock Investment Option.

Each of the Plans allows participants to change their investment elections prospectively and to transfer their funds between investment options, on any business day, with the exception of the Non-U.S. Developed Markets Stock Investment Option, the Non-U.S. Emerging Markets Stock Investment Option, and the Siemens AG Stock Investment Option accounts. Any amount invested in the Non-U.S. Developed Markets Stock Investment Option or the Non-U.S. Emerging Markets Stock Investment Option that results from a reallocation by participants investments must remain invested in that option for at least 30 days. Certain participants who invest in the Siemens AG Stock Investment Option will be subject to blackout periods beginning two weeks before the end of each fiscal quarter or fiscal year until two days after announcement of the Company's quarterly or annual financial results. As of December 20, 2006, amounts in a participant's Siemens Global Stock Ownership Program (SGSOP) Award, as described below, can be transferred to other investment options in the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions, company contributions, and applicable earnings or losses (net of apportioned plan expenses). The benefit to which a participant is entitled at any given time is the participant's vested account balance at such time.

Vesting

Participants' contributions and earnings thereon are fully vested at all times. Except for the 2001 SGSOP Award, formerly called the Let's Share contribution (a special one-time stock award for exceptional results of Siemens AG in fiscal year 2000/2001), Company contributions and earnings thereon become 40% vested after two years of continuous employment and continue to vest at an annual rate of 20%, to 100% after five years of continuous employment with the Company, its subsidiaries and affiliates. The 2001 SGSOP Award and earnings thereon are fully vested at all times. In addition, participants become 100% vested in the Company's contributions and earnings thereon upon retirement, death, total or permanent disability, complete or partial termination of the Plans, complete discontinuance of Company contributions, permanent layoff, or transfer (without intervening employment) to an affiliated company outside the United States which does not participate in one of the Plans.

For Company contributions made subsequent to the effective date of a Company subsidiary or affiliate plan's merger into one of the Plans, former participants of the originating plan vest according to the relevant vesting schedule of the respective plan. Prior service under each originating plan is recognized, as stated in the documents of the appropriate Plan.

Participant Loans

Each of the Plans allows participants to borrow amounts equal to the lesser of 50% of their vested account balance or $50,000. The term of a loan shall not exceed four years (a thirty year loan term is permitted in cases where the loan proceeds are used to purchase the participant's principal residence). The balance in the participant's account secures any such loans. Such loans bear interest at a "reasonable rate" as established periodically by the Administrative Committee. Principal and interest are paid ratably during the year through payroll deductions. Any loans outstanding at the time a participant leaves employment with Siemens are termed "loan cancellations" and are treated as disbursements from the Plans, unless repaid within 60 days.

The outstanding balance of any active participant loan that is deemed to be in default, because of missed payments, will automatically become taxable income to the participant that must be reported to the IRS at the end of the relevant tax year. The amount taxable will include both the remaining principal and any accrued interest that was due as of the date of the loan default.

Payment of Benefits

Each of the Plans disburses funds for terminations of participation as a result of the following: retirement, death, total or permanent disability, permanent layoff, termination of employment with the Company, or transfer to an affiliated company outside the United States which does not participate in one of the Plans. The payment can take one of three forms: lump sum payments, two partial payments within a calendar year, or installment payments. However, currently any vested benefit of $1,000 or less at the time of termination will automatically be paid out as a lump sum. Also, currently, benefits between $1,000 and $5,000 will be transferred to an IRA with Hewitt Financial Services unless the participant directs otherwise. The Plans also permit in-service withdrawals under certain circumstances.

(2) Summary of Significant Accounting Policies

Method of Accounting

The financial statements of the Plans have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Reporting of Fully Benefit Responsive Investment Contracts

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies

Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts, as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. Prior year balances have been reclassified accordingly. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The assets of each of the Plans are held in the Master Trust for the Siemens Savings Plans ("Master Trust"). Unit values of funds within the Master Trust represent the proportionate participation in the Master Trust's funds and includes earnings from realized and unrealized appreciation and depreciation of the funds' investments, accruals for asset transfers, less investment-related fees and expenses charged to the funds.

The Master Trust investments are recorded at fair value. Investments in securities and American Depository Shares (ADSs) are valued at the closing market price as established on the appropriate national securities exchange. Investments in registered investment companies and short-term investment funds are valued at their aggregate unit value as established by the fund trustee and reported to the general public. Investments in common collective investment funds and limited partnerships are valued at their aggregate unit value as established by the fund trustee and reported to the Master Trust. Guaranteed investment contracts (GIC) with insurance companies and other financial institutions are valued at fair value. Fair value of GIC is determined by discounting cash flows based on current yields of similar investments with comparable durations. Investments in forward currency futures contracts are marked-to-market using recognized, quoted exchange rates on the valuation date. Purchases and sales of securities by the Master Trust are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Plan Expenses

Only expenses of the Plans that are permitted to be charged to the Master Trust are charged to the Master Trust. For expenses that are not specific to an investment fund, such as administrative, trustee, and auditing expenses, an expense allocation is charged to the net asset balance of each investment fund on a daily basis. For expenses that are specific to an investment fund, such as investment manager fees, the contracted expense rate is charged to the specific investment fund's net assets on a daily basis and are included in the investment fund's reported income. Contracted expense rates vary based on the investment fund.

Forfeitures

Employees who terminate their employment with the Company or its affiliates forfeit their nonvested portion of company contributions and any earnings thereon. Such forfeitures of company contributions are applied to reduce future company contributions. During 2006, employer contributions for the Savings Plan and the Union Plan were reduced by $6,129,998 and $115,852, respectively, from forfeited nonvested accounts. At December 31, 2006, forfeited non-vested amounts totaled $58,702 and $0 for the Savings Plan and the Union Plan, respectively. At December 31, 2005, forfeited non-vested amounts totaled $61,020 and $0 for the Savings Plan and the Union Plan, respectively.

(3) Parties-in-Interest

Six members of the Investment Committee and the ten members of the Administrative Committee are participants in the Savings Plan.

(4) Plan Termination

The Company reserves the right to discontinue either or both of the Plans at any time. In the event that a termination of either of the Plans should occur, the value of each participant's account (including company contributions and earnings thereon) shall become fully vested and funds will be distributed in accordance with ERISA.

(5) Tax Status of the Plans

The IRS has issued determination letters dated January 21, 2004 for both the Savings Plan and the Union Plan advising that the Plans, as both amended and restated effective January 1, 2001, qualify for tax-exempt status pursuant to the provisions of the Internal Revenue Code. Accordingly, no provision has been made for Federal income taxes. The Plans' administrator and management of the Company believe that the Plans, as subsequently amended, conform to ERISA requirements and continue to qualify as tax exempt under the Internal Revenue Code. Applications for requalification of both Plans were submitted to the IRS on December 11, 2006.

(6) Non-Participant-Directed Investments

Investments in the respective Plans are fully participant-directed except for the SGSOP award (see note 1). Effective December 20, 2006, the Plans were amended to make the SGSOP award fully participant-directed. Information about the net assets and significant components of the changes in net assets relating to the non-participant-directed investments is as follows:

December 20, 2006		Savings Plan	Union Plan
Net assets:			
Siemens AG Stock Investment Option	$	—	—
December 31, 2005			
Net assets:			
Siemens AG Stock Investment Option	$	45,618,432	4,430,534
Period ended December 20, 2006			
Changes in net assets:			
Net appreciation in fair value of investments	$	2,196,796	588,103
Dividends		639,395	57,243
Benefits paid to participants		(2,805,924)	(627,888)
Transfer of balances to participant directed employer match account		(45,667,997)	(4,429,402)
Asset transfers, net*		19,298	(18,590)
Net decrease	$	(45,618,432)	(4,430,534)

* Includes transfers between the Plans and transfers in/out of the Plans as noted in note 10.

(7) Investment in Master Trust

All of the Plans' investments are in the Master Trust, which was established for the investment of assets of the Plans and certain other Company-sponsored or Company affiliate-sponsored defined contribution plans. Each participating defined contribution plan has a proportionate interest in the Master Trust. The assets of the Master Trust were held by Mellon Bank at December 31, 2006 and 2005.

At December 31, 2006 and 2005, each of the Plans' respective proportionate interests in the net assets of the Master Trust were approximately as follows:

	2006	2005
Savings Plan	97.3%	97.4%
Union Plan	2.6%	2.5%

Investment income (loss) and administrative expenses relating to the Master Trust are allocated to the individual Company-sponsored plans on a daily, weighted average basis.

Related Party Transactions

For the year ended December 31, 2006, the Master Trust purchased 605,649 Siemens ADSs with a fair market value of $53,783,160 and sold 627,710 Siemens ADSs for proceeds of $55,905,599 resulting in realized gains of $14,759,174. At December 31, 2006 and 2005, the market values of the Siemens AG Stock Investment Option were $233,184,477 and $204,407,322, respectively, which represented 3.8% and 3.6% of the Master Trust's total market value, respectively.

Securities Lending

As of December 31, 2006, the Master Trust participated in the Mellon Global Securities Lending Program for its U.S. and Non-U.S. securities. These securities are lent to certain unrelated third-party brokers in exchange for collateral, usually in the form of cash. Collateralization levels are equal to a percentage of the market value of the borrowed securities. For U.S. securities, collateral shall not be less than 102%, and for non-U.S. securities, collateral shall not be less than 105%, unless it is denominated in the same currency as the collateral, in which case it will be 102%. Collateral received is invested in short-term collateral re-investment fund that is managed by Mellon's Global Security Lending Group, and the fund consists of high quality short-term investments. The value of loaned securities amounted to $204,288,233 and $149,775,744 at December 31, 2006 and 2005, respectively. The obligation to return collateral is reflected as a liability in the Master Trust's financial statements.

The following table presents the fair values of investments for the Master Trust at December 31, 2006 and 2005:

	2006	2005
Guaranteed investment contracts	$ 1,617,916,342	1,589,084,547
Common collective funds	2,869,504,002	2,244,603,044
Domestic and foreign common stock	914,824,859	901,078,659
Preferred Stock	73,977	36,479
Registered investment companies	630,192,892	438,214,765
Government obligations	80,676,039	87,522,312
Corporate debt obligations	120,950,143	159,154,191
Siemens AG ADSs	233,184,477	204,407,322
Limited partnership	160,184	127,830
Short-term investments	20,546,742	12,769,749
Securities on loan against collateral	204,288,233	149,775,744
Receivable for securities sold, accrued income & other receivables	20,077,696	27,064,527
Forward currency futures contracts – net	(30,160)	(15,479)
Liability for collateral deposits	(215,239,041)	(156,379,246)
Payable for securities purchased and accrued liabilities	(30,911,236)	(33,295,967)
Net assets of the Master Trust, at fair value	6,466,215,149	5,624,148,477
Adjustment from fair value to contract value for fully benefit responsive guaranteed investment contracts	19,646,032	11,342,689
Net assets of the Master Trust	$ 6,485,861,181	5,635,491,166

The total investment income of the Master Trust for the year ended December 31, 2006 is as follows:

Net appreciation (depreciation) in fair value of investments:		
Domestic and foreign common stock, including Siemens AG ADS's	$	139,076,016
Government obligations		(1,405,387)
Corporate debt obligations		1,312,203
Common collective funds		361,429,003
Registered investment companies		94,259,852
Other investments		2,034,465
		596,706,152
Interest		103,780,320
Dividends		38,628,152
Investment income of the Master Trust exclusive of changes in fair value of fully benefit responsive guaranteed investment contracts	$	739,114,624

Forward Currency Contract – Net

In order to hedge against foreign currency exchange rate risks, certain investment managers for the Master Trust may buy or sell foreign forward currency contracts. Foreign forward currency contracts obligate one party to purchase, and the other party to sell, a specific currency at a set price on a future date. Foreign forward currency contracts are valued daily based on forward currency rates with the resulting adjustment being recorded as unrealized gain/loss. At December 31, 2006 and 2005, the net unrealized loss balance for forward currency futures contracts was $30,160 and $15,479, respectively, as detailed below.

As of December 31, 2006 and 2005, the Master Trust had open positions to buy foreign forward currency futures contracts in various denominations in exchange for $1,003,870 and $2,639,550, respectively, and whose values at December 31, 2006 and 2005 were $1,003,694 and $2,595,001, respectively, resulting in losses of $176 and $44,549 for 2006 and 2005, respectively.

As of December 31, 2006 and 2005, the Master Trust had open positions to sell foreign forward currency futures contracts in various denominations in exchange for $1,003,870 and $2,639,550, respectively, and whose values at December 31, 2006 and 2005 were $1,033,854 and $2,610,481, respectively, resulting in loss of $29,984 for 2006 and gain of $29,069 for 2005.

(8) Investments

The following description of the Master Trust's investments relates only to the investment options that were available to the Plans' participants at December 31, 2006. The information is provided for general information purposes only and participants should refer to the respective Plan's prospectus and to each fund's prospectus and annual report for more complete information.

Stable Value Investment Option

The option invests in financial instruments designed to create a synthetic guaranteed investment contract. The financial instruments consist of high quality fixed income instruments along with investment contracts and wrapper contracts with insurance companies, banks, and other financial institutions. The wrapper contracts are issued by highly-rated financial institutions and serve to preserve the value of the fund's investments by mitigating the fluctuations in the market value of the fixed income instruments. The objective of this investment option is to provide liquidity and safety of principal while providing a higher return over time than the return offered by money market funds. The assets underlying this investment option are currently managed by INVESCO Institutional. However, there is no guarantee (either from INVESCO Institutional or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns.

Employer and participant contributions invested in the investment contracts, as well as any interest credited thereon, are guaranteed by the financial institution that issues the investment contract and not by the Company. The overall credit quality of the assets in each separately managed account will not be below a grade of AA.

Participant accounts are credited with the average rate being earned by all of the option's investments, which changes on a daily basis. The rate of return credited to participants' accounts for the Stable Value Investment Option was 4.76% and 4.49% for 2006 and 2005, respectively. The average yields earned by the plan in 2006 and 2005 were 4.93% and 4.68%, respectively.

Large Cap U.S. Stock Investment Option

The option's assets are invested in approximately 10% of the S&P 500 Index portfolio, with the remainder invested in one or more widely diversified portfolios, each holding stock issued primarily by large and medium-sized U.S. companies. The assets underlying this investment option are currently managed by Barclays Global Investors, N.A. (BGI), Legg Mason, Capital Guardian and State Street Global Advisors (SSGA). The objective of this investment option is to seek long-term capital growth while generating returns that exceed that of the S&P 500 Index. However, there is no guarantee (either from BGI, Legg Mason, Capital Guardian, SSGA, or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns.

High Yield Bond Investment Option

The option invests in a variety of below-investment-grade income securities, including (but not limited to) public and private corporate fixed-income securities, U.S. dollar fixed-income securities of foreign issuers, convertible securities, zero-coupon securities and preferred stocks. The assets underlying this investment option are managed by Loomis Sayles & Company and Pacific Investment Management Company (PIMCO). The investment option seeks to exceed the return of the Merrill Lynch High Yield Master II Bond Index through both current income and capital appreciation, while approximating the average portfolio maturity and credit rating of that index. However, there is no guarantee (either from Loomis Sayles & Company, PIMCO, or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns.

This investment option includes a money market fund to provide liquidity necessary to accommodate daily transactions by participants. This liquidity vehicle may constitute as much as 4-10% or more of the total investment option.

Non-U.S. Developed Markets Stock Investment Option

The option invests primarily in the stocks of companies based outside the United States. These companies operate in countries considered to have well-developed, smoothly functioning securities markets and an underlying legal structure that supports financial investments. The assets underlying this investment option are managed by Capital Guardian, BGI and Gratham, Mayo, Van Otterloo (GMO). The objective of the investment option is to seek long-term capital growth with performance exceeding that of the Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index. However, there is no guarantee (either from Capital Guardian, BGI, GMO or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns.

This investment option includes an indexed portfolio, managed by BGI, to provide liquidity necessary to accommodate daily transactions by participants. This liquidity vehicle may constitute as much as 20-30% or more of the total investment option.

Self-Directed Brokerage Window Investment Option

The self-directed brokerage (SDB) account is administered through Hewitt Financial Services. This account allows participants to build and manage their own portfolios by selecting from over 10,000 stocks and 9,500 mutual funds. A minimum balance of $500 in investments in one of the Plans other than in the SDB account and the Siemens AG Stock Investment Option account is required to be eligible to participate in this option. This investment choice is designed for the sophisticated investor who is willing to assume responsibility for closely monitoring his own investments. Employee contributions to one of the Plans directly from the employee's paycheck cannot be directed into an SDB account. Transfers from other investment options in such Plan are the only way a participant can contribute to an SDB account. There is no guarantee (either from Hewitt Financial Services or the Company) against loss of principal or earned investment returns.

Core Bond Investment Option

The option invests in a variety of investment-grade fixed-income securities, including (but not limited to) fixed-income securities issued by the U.S. Government and Agencies, corporations, mortgage-backed issuers, asset-backed issuers, U.S.-dollar-denominated securities of foreign issuers and preferred stocks. The assets underlying this investment option are managed by Blackrock Financial Management, Inc. and Wellington Management Company. The objective of the investment option is to seek a total return that exceeds that of the Lehman Brothers Aggregate Bond Index. However, there is no guarantee (either from Blackrock Financial Management, Inc., Wellington Management Company or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns.

This investment option includes an indexed portfolio, managed by BGI, to provide liquidity necessary to accommodate daily transactions by participants. This liquidity vehicle may constitute as much as 4-10% or more of the total investment option.

Small Cap U.S. Stock Investment Option

The option invests in securities of a diverse group of small U.S. companies whose securities are traded in the U.S. securities markets. The assets underlying this investment option are managed by AXA Rosenberg Investment Management, Peregrine Capital Management, SSGA and Wellington

Management Company. The objective of the investment option is to seek long-term growth of principal, with performance exceeding that of the Russell 2500 Index. However, there is no guarantee (either from AXA Rosenberg Investment Management, Peregrine Capital Management, SSGA, Wellington Management Company or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns.

LifeCycle Portfolios

Each portfolio invests in shares of one of the five diversified collective funds managed by BGI. The objective of each portfolio is to meet long-term investment goals based upon various time horizons. However, there is no guarantee (either from BGI or the Company) of achieving any of the various portfolio objectives, nor is there a guarantee against loss of principal or earned investment returns. Each portfolio uses an asset allocation strategy to invest in a portfolio with a changing mix of U.S. and international asset classes. As time passes and market conditions change, each portfolio is adjusted, seeking to maximize investment returns as appropriate for each portfolio's investment time horizon. The LifeCycle Retirement Portfolio is designed for those withdrawing their money because they are in their retirement. The four other LifeCycle Portfolios' time horizons are: LifeCycle 2010 Portfolio, LifeCycle 2020 Portfolio, LifeCycle 2030 Portfolio and LifeCycle 2040 Portfolio.

Non-U.S. Emerging Markets Stock Investment Option

This option invests primarily in the securities of companies based outside the United States, in countries considered to have less highly developed securities markets. The assets underlying this investment option are managed by Capital International, Inc., BGI, and SSGA. The objective of this investment option is to seek long-term capital growth with performance exceeding that of the Morgan Stanley Capital International (MSCI) Emerging Markets Free Index. However, there is no guarantee (either from Capital International, BGI, SSGA or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns.

Siemens AG Stock Investment Option

The option invests only in the American Depository Shares (ADSs) of Siemens AG with a small amount in money market instruments to provide liquidity and to accommodate daily transactions. The objective of this option is to give participants an opportunity to track the performance of Siemens AG ordinary shares. ADSs are securities issued by a U.S. bank depositary under an agreement with Siemens AG that represent an interest in ordinary shares of Siemens AG held by a custodian bank on behalf of the depositary. Siemens AG ADSs are listed on the New York Stock Exchange and provide a way for U.S. investors to indirectly invest in Siemens AG ordinary shares through a security that is publicly traded in the United States. Trading of the ADSs is priced in U.S. dollars and dividends on the ordinary shares underlying ADSs are paid in U.S. dollars. Cash dividends are reinvested into the fund on the date paid by Siemens AG. The dividends are paid in cash at the rate of 85% of the full dividend due to foreign withholding taxes. The option is not diversified since assets are invested in a single security. There is no guarantee against loss of principal or earned investment returns. The trustee buys and sells the Siemens AG ADSs at fair market value, paying brokerage commissions from fund assets.

Prior to December 20, 2006, the 2001 SGSOP Award and earnings thereon were restricted to investment in the Siemens AG Stock Investment Option for as long as the participant was employed with the Company and for as long as the participant maintained an account balance in the Plans. In addition, the 2001 SGSOP Award and earnings thereon were not available for withdrawals or loans and they were excluded from the calculation of a participant's eligible loan balance. Effective December 20, 2006, the Plans were amended to allow participants to transfer the 2001 SGSOP Award and earnings thereon out of the Siemens AG Stock Investment Option at any time into any of the other investment options available under the Plans. In addition, the 2001 SGSOP Award and earnings thereon were made available for withdrawals or loans.

(9) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits from the financial statements to the Siemens Savings Plans to the Form 5500 at December 31, 2006 and 2005:

	Savings Plan	
	2006	**2005**
Net assets available for benefits per the financial statements	$ 6,418,625,372	5,597,505,148
Less adjustment from fair value to contract value for fully benefit responsive guaranteed investment contracts	(18,801,741)	—
Less amounts allocated to withdrawing participants	(6,372,447)	(5,277,797)
Net assets available for benefits per the Form 5500	$ 6,393,451,184	5,592,227,351

	Union Plan	
	2006	**2005**
Net assets available for benefits per the financial statements	$ 175,590,001	141,958,523
Less adjustment from fair value to contract value for fully benefit responsive guaranteed investment contracts	(844,291)	—
Net assets available for benefits per the Form 5500	$ 174,745,710	141,958,523

The following is a reconciliation of investment income per the financial statements to the Form 5500 for the Savings Plans at December 31, 2006:

	Savings Plan	**Union Plan**
Total investment income per the financial statements	$ 729,333,062	16,569,684
Less adjustment from fair value to contract value for fully benefit responsive guaranteed investment contracts	(18,801,741)	(844,291)
Total investment income per the Form 5500	$ 710,531,321	15,725,393

The following is a reconciliation of benefits paid to participants from the Savings Plans financial statements to its Form 5500 at December 31, 2006:

Benefits paid to participants per the financial statements	$ 444,219,907
Add amounts allocated to withdrawing participants at December 31, 2006	6,372,447
Less amounts allocated to withdrawing participants at December 31, 2005	(5,277,797)
Benefits paid to participants per the Form 5500	$ 445,314,557

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to each December 31 but have not yet been paid as of that date.

(10) Asset Transfers, Net

In connection with acquisitions by the Company or its affiliates, certain employees of the acquired companies were offered participation in the respective Plans and afforded the ability to transfer their accumulated vested balances in their Prior Plans to whichever one of the Plans in which they were eligible to participate. In connection with the sales of certain businesses of the Company or its affiliates, certain employees of the divested companies or business units were required to terminate participation in the Plans and, as such, their vested balances were transferred to plans established by the acquiring companies. In addition, certain employees transferred assets between the Savings Plan and the Savings plan for Union Employees. The amount of net asset transfers to (from) the Plans for the year ended December 31, 2006 is as follows:

Plan name	Effective date	Transfers to (from) Savings Plan	Transfers to (from) Union Plan
3M Voluntary Investment Plan & Employee Stock Ownership Plan	February 23, 2006	$ (2,781,523)	—
Wheelabrator (Aquilex)	April 20, 2006	18,477,404	—
Altivia Corporation 401(k) Plan	June 26, 2006	317,247	—
Siemens Medical Solutions Molecular Imaging 401(k) Profit Sharing Plan	June 30, 2006	40,119,610	—
Monosep Corporation 401(k) Profit Sharing Plan and Trust	July 7, 2006	259,109	—
SMS Retirement Savings Plan (residual transfer)	July 12, 2006	—	10,248
Jet Turbine Service, Inc. 401(k) Profit Sharing Plan	September 15, 2006	2,095,028	—
Siemens VDO Automotive Hourly 401(k) Plan (residual transfer)	September 27, 2006	—	8,105
Network Telesystems Inc. 401(k) Plan	November 15, 2006	4,493	—
Siemens Medical Systems Service Engineers	January 1, 2006	(10,960,056)	10,960,056
Net transfer - between Siemens Savings Plan and Siemens Savings Plan for Union Employees	Various	(1,078,863)	1,078,863
Total		$ 46,452,449	12,057,272

(11) Subsequent Event

Effective January 1, 2007, the default investment option was changed from the Stable Value Investment Option to one of the LifeCycle Portfolios based on the participant's year of birth as follows:

LifeCycle Portfolio	**Year of Birth**
LifeCycle Retirement Portfolio	1941 or earlier
LifeCycle 2010 Portfolio	1942 to 1949
LifeCycle 2020 Portfolio	1950 to 1959
LifeCycle 2030 Portfolio	1960 to 1969
LifeCycle 2040 Portfolio	1970 or later

Effective January 11, 2007, approximately $110.4 million was transferred from the Savings Plan to Dematic Corporation Employee Investment Plan. Effective March 1, 2007 $274 million was transferred from Bayer Corporation's Savings and Retirement Plan into the Siemens Savings Plan.

SIEMENS SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	Participants' loans	17,836 loans outstanding with interest rates ranging from 4.00% to 9.50%	—	$ 103,737,225

* Represents a party-in-interest to the individual Plan as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIEMENS SAVINGS PLAN FOR UNION EMPLOYEES

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	Participants' loans	1,768 loans outstanding with interest rates ranging from 4.00% to 9.50%	—	$ 6,766,308

* Represents a party-in-interest to the individual Plan as defined by ERISA.

SIEMENS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIEMENS SAVINGS PLAN FOR UNION EMPLOYEES
(Registrant)

Daniel Navatta

By: Lawrence Steenvoorden
Siemens Corporation
Vice President & Controller

Date: June 22, 2007

By: Daniel Navatta
Siemens Corporation
Director & Assistant Controller

Date: June 22, 2007

KPMG LLP
345 Park Avenue
New York, NY 10154

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The participants of the Siemens Savings Plan for Union Employees and the
Members of the Siemens Corporation Administrative and Investment Committees:

We consent to the incorporation by reference in the Registration Statements (No. 333-13428 and No. 333-132089) on Form S-8 of Siemens Aktiengesellschaft of our report dated June 27, 2007 relating to the individual statements of net assets available for benefits of Siemens Savings Plan for Union Employees as of December 31, 2006 and 2005, the related individual statement of changes in net assets available for benefits for the year ended December 31, 2006, and the related individual supplemental Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2006, which report appears in the December 31, 2006 annual report on Form 11-K of Siemens Savings Plan for Union Employees.

KPMG LLP

New York, New York
June 22, 2007

END